Via Facsimile and U.S. Mail
Mail Stop 6010

June 7, 2007

Mr. David F. Hoffmeister
Chief Financial Officer
Invitrogen Corporation
1600 Faraday Ave.
Carlsbad, CA 92880-2882

Re: Invitrogen Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-25317

Dear Mr. Hoffmeister:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2006

Items 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 23
Results of Operations, page 26
Comparison of Years Ended December 31, 2006 and 2005, page 26
Impairment of Goodwill, page 28

1.   Please provide us, in disclosure type format, a chronology of the events, facts and circumstances from the date you acquired BioReliance in 2005 to the date in 2006 that led to you recording an impairment to goodwill as your disclosure

"performing at lower than expected levels" is vague. Also include a discussion of the events, facts and circumstances that occurred between September 2006 and February 2007 that led to you recording an additional impairment charge.

Contractual Obligations, page 36

2.   Please provide us, in disclosure type format, a revised contractual obligations table that includes interest on long-term debt or tell us why you believe this is not required.

Critical Accounting Policies, page 37
Revenue Recognition, page 37

3.   In the fourth paragraph of this discussion you state that the revenue recognition is "not intended to and does not necessarily represent the amount of revenue that we would recover from the client if any project failed or was cancelled." Please explain to us this statement means and whether it means that revenues are recognized potentially before they would be recovered from a client upon termination of a contract.

Financial Statements, December 31, 2006
Consolidated Statements of Operations, page 47

4.   Based on your disclosure in the notes, it appears that the line item "Revenues" includes both products and services. Please explain to us why you do not include these separately on the face of this statement. Include any quantified discussion that supports this combined presentation. Refer to Item 5-03(b)(1) of Regulation S-X.

5.   Please explain to us why you include a line item called "Gross profit" when this appears to exclude certain items that would be considered "Cost of revenues."

Note 7. Income Taxes, page 74

6.   Please tell us what new information became available in 2006 that resulted in the reversal of the valuation allowance against net operating losses and credit carryovers acquired by the company through acquisitions by $21.8 million.

Schedule II – Valuation and Qualifying Accounts, page 93

7.   Please explain to us why you did not include a similar reconciliation related to your reserve for excess, obsolete and impaired inventory allowance that is discussed on page 53 under the heading "Inventories."

8.   Regarding the "Accrued Merger and Restructuring Related Costs," please provide us, as applicable, the financial statement disclosures required by paragraph 20 of SFAS 146 and those required by EITF 95-3.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant